SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-6B-2
Certificate of Notification

         Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) or U-47 or U-52, adopted under the Public Utility Holding Company Act of 1935, as amended.

Certificate is filed by:

NATIONAL FUEL GAS COMPANY ("NFG")
NATIONAL FUEL GAS SUPPLY CORPORATION ("NFGSC")
SENECA RESOURCES CORPORATION ("SENECA")
HIGHLAND FOREST RESOURCES, INC., F/K/A HIGHLAND LAND &
         MINERALS, INC. ("HIGHLAND")
LEIDY HUB, INC. ("LEIDY")
DATA-TRACK ACCOUNT SERVICES, INC. ("DATA TRACK")
NATIONAL FUEL RESOURCES, INC. ("NFR")
HORIZON ENERGY DEVELOPMENT, INC. ("HORIZON")
SENECA INDEPENDENCE PIPELINE COMPANY ("SIP")
NIAGARA INDEPENDENCE MARKETING COMPANY ("NIAGARA")
UPSTATE ENERGY INC., F/K/A NIAGARA ENERGY TRADING INC. ("UPSTATE")
UNITED ENERGY, A.S., F/K/A PRVNI SEVEROZAPADNI
         TEPLARENSKA, A.S., ("UNITED")
HORIZON POWER, INC. F/K/A NFR POWER, INC. ("POWER")
NATIONAL FUEL EXPLORATION CORP. ("NFEC")
HORIZON ENERGY DEVELOPMENT B.V. ("HORIZON B.V.")

         This certificate constitutes notice that the above named companies have, during the quarter ended December 31, 2001, issued, renewed or guaranteed the securities or instruments described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the specific subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.       Type of securities or instruments:  Six types:

         Security A:       Loans to and contributions by non-utility subsidiaries
                           made through the National Fuel Gas Company Money Pool,
                           operated in accordance with the Money Pool agreement
                           filed in SEC File No. 70-9153;
         Security B:       Demand Notes issued by United
         Security C:       Demand Notes issued by Horizon
         Security D:       Demand Notes issued by NFEC
         Security E:       Demand Notes issued by Horizon B.V.
         Security F:       Demand Notes issued by Power

2.       Issue, renewal or guaranty:  Security A:       issue
                                      Security B:       issue
                                      Security C:       issue
                                      Security D:       issue
                                      Security E:       issue
                                      Security F:       issue

3.       Principal amount of each security:
                                      Security A:       See Exhibit A for detail
                                      of loans from and contributions to the
                                      Money Pool.
                                      Security B:       See Exhibit B
                                      Security C:       See Exhibit C
                                      Security D:       See Exhibit D
                                      Security E:       See Exhibit E
                                      Security F:       See Exhibit F

4.       Rate of interest per annum of each security:
                                      Security A:       See Exhibit A
                                      Security B:       See Exhibit B
                                      Security C:       See Exhibit C
                                      Security D:       See Exhibit D
                                      Security E:       See Exhibit E
                                      Security F:       See Exhibit F

5.       Date of issue, renewal or guaranty of each security:
                                      Security A:       See Exhibit A (all
                                      transactions were made pursuant to the
                                      system's current Money Pool Agreement
                                      dated March 23, 1998 as amended)
                                      Security B:       See Exhibit B
                                      Security C:       See Exhibit C
                                      Security D:       See Exhibit D
                                      Security E:       See Exhibit E
                                      Security F:       See Exhibit F

6.       If renewal of security, give date of original issue:  Not applicable

7.       Date of maturity of each security:
                                      Security A:       Demand Loans
                                      Security B:       Demand Loans
                                      Security C:       Demand Loans
                                      Security D:       Demand Loans
                                      Security E:       Demand Loans
                                      Security F:       Demand Loans

8.       Name of the person to whom each security was issued, renewed or guaranteed:
                                      Security A:       Not applicable (loans
                                      to and contributions by non-utility
                                      participants of the system's Money Pool)
                                      Security B:       Horizon
                                      Security C:       NFG
                                      Security D:       Seneca
                                      Security E:       Horizon
                                      Security F:       NFG

9.       Collateral given with each security, if any:  None

10.      Consideration received for each security:  Cash
                                      Security A:       See Exhibit A
                                      Security B:       See Exhibit B
                                      Security C:       See Exhibit C
                                      Security D:       See Exhibit D
                                      Security E:       See Exhibit E
                                      Security F:       See Exhibit F

11.      Application of proceeds of each security:  General business purposes

12.      Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
         a.   the provisions contained in the first sentence of Section 6(b):
         b.   the provisions contained in the fourth sentence of Section 6(b):
         c.   the provisions contained in any rule of the Commission other than
              Rule U-48:  X

13.      If the security or securities were exempt from the provisions of Section
         6(a) by virtue of the first sentence of Section 6(b),  give the figures which indicate that the security or securities aggregate (together with all other  than  outstanding  notes and  drafts of a  maturity  of nine months or less, exclusive of days of grace, as to which such company is primarily  or  secondarily  liable)  not more than 5 per  centum of the principal  amount and par value of the other securities of such company then outstanding: Not applicable.

14.      If the security or securities are exempt from the provisions of Section
         6(a) because of the fourth  sentence of Section 6(b), name the security outstanding  on  January 1,  1935,  pursuant  to the terms of which the
         security  or  securities   herein  described  have  been  issued:   Not
         applicable.

15.      If the security or securities are exempt from the provisions of Section
         6(a)  because  of any  rule of the  Commission  other  than  Rule  U-48 designate the rule under which exemption is claimed: Rule 52.
SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Form to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By:  /s/ P. C. Ackerman
   -------------------------------------
     P. C. Ackerman
     Chairman, President & CEO

SENECA RESOURCES CORPORATION

By:  /s/ J. A. Beck
   -------------------------------------
     J. A. Beck
     President

NATIONAL FUEL GAS SUPPLY CORPORATION

By:  /s/ D. J. Seeley
   -------------------------------------
   D. J. Seeley
   President

NATIONAL FUEL RESOURCES, INC.

By:  /s/ W. M. Petmecky
   -------------------------------------
     W. M. Petmecky
     Secretary/Treasurer

HORIZON ENERGY DEVELOPMENT, INC.

By:  /s/ P. C. Ackerman
   -------------------------------------
     P. C. Ackerman
     President

HIGHLAND FOREST RESOURCES, INC.

By:  /s/ J. A. Beck
   -------------------------------------
     J. A. Beck
     President

DATA-TRACK ACCOUNT SERVICES, INC.

By:  /s/ D. F. Smith
   -------------------------------------
     D. F. Smith
     President

LEIDY HUB, INC.

By:  /s/ W. E. DeForest
   -------------------------------------
     W. E. DeForest
     President

SENECA INDEPENDENCE PIPELINE COMPANY

By:  /s/ W. E. DeForest
   -------------------------------------
     W. E. DeForest
     President, Secretary and Treasurer

NIAGARA INDEPENDENCE MARKETING COMPANY

By:  /s/ T. L. Atkins
   -------------------------------------
     T. L. Atkins
     Treasurer

UPSTATE ENERGY INC.

By:  /s/ T. L. Atkins
   -------------------------------------
     T. L. Atkins
     Treasurer

UNITED ENERGY, A.S.

By:  /s/ P. C. Ackerman
   -------------------------------------
     P. C. Ackerman
     Director

HORIZON POWER, INC.

By:  /s/ B. H. Hale
   -------------------------------------
     B. H. Hale
     President

HORIZON ENERGY DEVELOPMENT B.V.

By:  /s/ B. H. Hale
   -------------------------------------
     B. H. Hale
     Managing Director

NATIONAL FUEL EXPLORATION CORP.

By:  /s/ D. H. Ibach
   -------------------------------------
     D. H. Ibach
     President

Date:    February 26, 2002

        Company Key
        -----------
                                                       Names Used In
        Company                                        Schedules For This Report
        -------                                        -------------------------
        National Fuel Gas Company                      NFG
        National Fuel Gas Distribution Corporation     NFGDC
        National Fuel Gas Supply Corporation           NFGSC
        Seneca Resources Corporation                   Seneca
        Horizon Energy Development, Inc.               Horizon
        Data Track Account Services, Inc.              Data Track
        Highland Forest Resources, Inc.                Highland
        National Fuel Resources, Inc.                  NFR
        Utility Constructors, Inc.                     UCI
        Leidy Hub, Inc.                                Leidy
        Seneca Independence Pipeline Company           SIP
        Upstate Energy, Inc.                           Upstate
        United Energy, a.s.                            United
        National Fuel Exploration Corp.                NFEC
        Horizon Energy Development B.V.                Horizon B.V.
        Horizon Power, Inc.                            Power